FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                              --------------------------
                                      1934
                                      ----


                                October 16, 2002


                               SMITH & NEPHEW plc
                              (Registrant's name)


                                 15 Adam Street
                            London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                           Form 20-F  X                  Form 40-F
                                                                  --

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act
                           ---------------
of 1934.]

                           Yes                           No  X
                              --

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.
                              ---------------       ---



                   Total Pages: 2


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15 October 2002


The Secretary
London Stock Exchange
RNS
Old Broad Street
London
EC2N 1HP


Dear Sirs,

We have been notified that Mr Warren Knowlton, a director of the Company, acquired on 14 October 2002, 100 American Depositary Shares ("ADSs") representing 1,000 ordinary shares of the Company, at a price of $61.60 per ADS. Mr Knowlton now has an interest in 12,501 ordinary shares representing 0.0013% of the issued ordinary share capital of the Company.

Yours faithfully,





J.V. Sutton
Assistant Company Secretary